August 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re:  YIELDSTREET ALTNOTES LLC
         Request for Withdrawal of Registration Statement on Form S-1
         File No. 333-230555

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), YIELDSTREET ALTNOTES LLC, a Delaware limited liability company (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-230555) (together with all exhibits and amendments thereto, the "Registration Statement"), filed on March 28, 2019.

The Company has determined not to pursue the public offering of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Pursuant to Rule 477(c) of the Securities Act, the Registrant advises the Commission that it may, upon consideration in the future of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

In accordance with Rule 477(c) under the Securities Act, the Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to YIELDSTREET ALTNOTES LLC, c/o Ivor C. Wolk, Esq., General Counsel, via email at iwolk@yieldstreet.com.

Sincerely,

YIELDSTREET ALTNOTES LLC

/s/ Ivor Wolk

Ivor Wolk

General Counsel